SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


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IN THE MATTER OF                                  CERTIFICATE
PROGRESS ENERGY, INC.                             PURSUANT TO
                                                  RULE 24
File Nos. 70-10035; 70-10115

(Public Utility Holding Company Act of 1935)
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     This Certificate of Notification pursuant to Rule 24 under the Public
Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Progress Energy, Inc. ("Progress Energy"), a registered holding company, in connection with (i) the acquisition by Progress Energy of common stock of Eastern North Carolina Natural Gas Company ("Eastern NCNG"), a gas utility company, representing 50% of the total number of issued and outstanding shares of common stock of Eastern NCNG, and (ii) the sale by Progress Energy of all of the issued and outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), a gas utility company (the "NCNG Shares"), and of the issued and outstanding common stock and preferred stock of Eastern NCNG that is held by Progress Energy (the "ENCNG Shares") and other rights and interests in Eastern NCNG (the "ENCNG Rights and Obligations") to Piedmont Natural Gas Company, Inc. ("Piedmont"), an exempt holding company, as authorized by Order of the Securities and Exchange Commission (the "Commission") dated September 2, 2003, in the above-referenced proceedings (Holding Co. Act Release No. 27718).

     Progress Energy hereby certifies to the Commission pursuant to Rule 24 that, on September 30, 2003, Progress Energy completed the sale and transfer of the NCNG Shares, the ENCNG Shares and the ENCNG Rights and Obligations to Piedmont for a total cash sale price of $425 million ($417.5 million for the NCNG Shares and $7.5 million for the ENCNG Shares and the ENCNG Rights and Obligations), plus $32.4 million for estimated working capital.

     A "past tense" opinion of counsel is filed as Exhibit F hereto.


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                                   SIGNATURES

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                             PROGRESS ENERGY, INC.


                             By: /s/  William D. Johnson
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                             Name:    William D. Johnson
                             Title:   Executive Vice President, General
                                      Counsel and Secretary


Dated:  October 10, 2003


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